Exhibit 1

For Release

Compugen Awarded Grants from Israel Office of Chief Scientist

Grants to support discovery of additional toxicity biomarkers and antibody drug targets;
Infrastructure capabilities enhancement also included

Tel Aviv, Israel, June 3, 2009 – Compugen Ltd (NASDAQ: CGEN) announced today that it has been notified by the Office of the Chief Scientist of Israel (the “OCS”) that it will receive grants totaling approximately $500,000 to support the Company’s drug and diagnostic product candidate discovery activities and continued capabilities enhancement.

The product candidate programs that will be supported by this funding are focused on discovering additional drug targets for antibody therapeutics and preclinical nucleic acid biomarkers for drug induced toxicity. These activities, in large part, will be based on modifying and enhancing certain of the Company’s ten existing discovery platforms. In addition, a portion of the funding will support the Company’s ongoing activities with respect to extending and enhancing its predictive discovery capabilities infrastructure.

Dr. Anat Cohen-Dayag, Co-CEO of Compugen stated, “We are delighted by the continuing support of the Israel OCS with respect to multiple aspects of Compugen’s broadly based predictive drug and diagnostic discovery efforts. The programs to be supported with these latest grants should result in both additional product candidates for development and licensing and further applications of our unique discovery capabilities.”

The Drug Targets Program
The goal of this program is to support a pipeline of novel drug target candidates for antibody therapeutics by modifying and enhancing Compugen’s Antibody Therapeutic Targets Platform.

The Toxicity Biomarkers Program
The goal of this program is to develop new discovery capabilities for the identification of novel biomarker signatures for various drug induced toxicities.

The Discovery Infrastructure Program
The goal of this program is to develop additional computational methods for predicting those genes, mRNA transcripts, proteins and peptides that appear most suitable for development as therapeutic and diagnostic products. This will involve the creation of new algorithms and tools for the analysis, integration, and querying of biological, genomic, proteomic, and pharmaceutical data.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220